Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore raises $492,000 through private placement

     TSX: NTI; OTCBB: NTLNF

     TORONTO, Oct. 1 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, confirmed that it has closed a private placement securing net proceeds of $492,000 through the issuance of common shares.
     Under the terms of the equity private placement, investors purchased units priced at $0.19. Each unit consists of one common share and one-half common share purchase warrant. Each full warrant may be converted into a common share at the exercise price of $0.25 at any time prior to September 30,
2011.
     As a result of the equity private placement, Northcore issued approximately 2,590,000 common shares and in addition, will issue up to
1,295,000 common shares upon the exercise of related warrants.
     "We are encouraged by the support received from investors, who share our belief in the value of our Working Capital Engine. We view an equity private placement, rather than convertible debenture funding, as a statement of faith in the prospects for the company," said Duncan Copeland, CEO of Northcore.
     Northcore's board of directors unanimously passed a resolution approving the terms. Northcore has also received conditional approval from the TSX for the private placement.
     This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>

     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage and sell their capital equipment. Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Northcore also owns a 40 percent interest in Southcore Technologies Ltd., a strategic partnership with the Pan Pacific Group International Ltd ("Pan
Pacific"). Through this collaboration, Pan Pacific markets Northcore's proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 09:07e 01-OCT-09